Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

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our Report of Independent Registered Public Accounting Firm dated March 30, 2007 on the consolidated balance sheets of IAMGOLD Corporation ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006

─	our Report of Independent Registered Public Accounting Firm on Reconciliation to United States GAAP) dated March 30, 2007

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our Report of Independent Registered Public Accounting Firm dated March 30, 2007 on management's assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

 /s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 30, 2007